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This was posted on www.rightworks.com on March 8, 2000.

                               AN INTERVIEW WITH:
                   VANI KOLA, FOUNDER AND CEO, RIGHTWORKS AND
    MARY COLEMAN, MANAGING DIRECTOR OF OPERATIONS FOR INTERNET CAPITAL GROUP

On March 8, 2000 the Internet Capital Group and RightWorks Corporation jointly announced that ICG has agreed to acquire a majority interest in RightWorks. The following interview with Vani Kola, founder and CEO of RightWorks, and Mary Coleman, managing director of operations for ICG provides additional insight into the impact of this announcement.

WHAT IS THE VISION BEHIND ICG'S INVESTMENT IN RIGHTWORKS?

  COLEMAN: "From ICG's perspective, our acquisition of a majority stake in RightWorks helps create additional ICG shareholder value by accelerating our strategy of bringing business buyers and business sellers together in open, highly efficient digital marketplaces. Today, ICG has significant ownership stakes in more than 37 B2B exchanges - we call them market makers. Our vision is to standardize these market makers on RightWorks' industry-leading technology platform to achieve greater market efficiencies and to open even more markets to the benefits of digital exchanges. With RightWorks as part of the family, momentum behind ICG's marketplaces will only continue to increase."

  KOLA: "Fundamentally, RightWorks was built to support our vision of enabling and creating digital exchanges. Our open architecture is designed specifically to operate over the Internet, making it a perfect fit with ICG's wide range of existing and upcoming digital marketplaces and exchanges. For RightWorks, this transaction augments our strong market position and gives us the ability to further accelerate our growth. An acquisition by a leader like ICG represents a strong endorsement that will help new and prospective customers and partners see that RightWorks is the clear choice for B2B enabling technology."

WHY DID ICG CHOOSE TO PARTNER WITH RIGHTWORKS?

  COLEMAN: "ICG has established a dominant position in this market, and through that experience we've developed a good understanding of the technology and approach that is required to succeed. You need a strong open architecture, excellent scalability, rapid deployment and dedication to quality. After a comprehensive technical evaluation, as well as discussions with market research analysts and customers, we confirmed our initial impression - RightWorks is far and away the best technology. No one else even came close." How does this acquisition benefit RightWorks, its customers and partners?

  KOLA: "It helps the RightWorks community of customers and partners in several ways.

 . First, being part of the ICG network of companies opens new channels of distribution and provides RightWorks immediate entree to a large group of customers we otherwise would sell to one-by-one. This builds a market momentum that is vital to expanding our leadership position.

 . Second, we plan to leverage ICG's presence in Europe and Asia to open offices quicker and more cost-effectively than we could on our own. This means we will be able to more easily support new and existing customers as they expand their digital marketplaces globally.

 . Third, ICG helps provide financial capital and access to intellectual resources that will allow us to accelerate our development efforts.

 . Finally, by being part of the ICG family, customers who use RightWorks technology as their B2B digital exchange technology platform will be able to leverage ICG's expanded network of more than 37 market makers."

WHAT DOES THIS MEAN FOR CUSTOMERS WHO USE RIGHTWORKS FOR E-PROCUREMENT TODAY?

  KOLA: "This is good news for all of our customers in that it helps strengthen RightWorks and provides our customers with a clear path to take their businesses to the Internet. Some companies implement e-procurement as a first step toward becoming an online trading community itself. Many others are moving directly to create a B2B exchange. In all cases, RightWorks remains committed to meeting customers' needs whether the goal is e-procurement solutions or market making."

DOES THIS CHANGE RIGHTWORKS' PLANS FOR AN IPO?

  KOLA: "We plan to continue on the path towards an IPO. RightWorks will continue to operate as a stand-alone organization with the intent of going public in the future. ICG's model is to buy equity stakes in growing pre-public companies, to help accelerate growth and to realize a return on its investment through liquidity events like an IPO. An IPO is in the interest of all our stakeholders, including employees, early investors and our customer and partners."

WILL THERE BE MANAGEMENT CHANGES AT RIGHTWORKS?

  COLEMAN: "Maintaining the RightWorks culture is a key component of ICG's strategy. We believe that RightWorks customers did more than just license technology - they partnered with the RightWorks executive team to solve their business problems. ICG's desire is to maintain that customer intimacy by maintaining the executive and employee team that successfully built RightWorks. ICG also brings executives with experience building substantial enterprise companies to the board of directors to act as advisors to the RightWorks leadership team - that's good for customers and partners."

WHAT CAN WE EXPECT TO SEE FROM RIGHTWORKS IN THE COMING MONTHS?

  KOLA: "We will see an increase in our lead over the competition. We're going to leverage new distribution channels, take advantage of our new access to ICG's intellectual and financial capital, and expand our partnerships to continue to redefine B2B digital markets. The ICG acquisition has changed the rules in this market and it gives us an unfair competitive advantage."

  COLEMAN: "I see my job at ICG to open doors for RightWorks that previously were closed. Over the coming months we'll see new technology partnerships, some significant customer wins and increased speed. What you won't see are changes to the core strengths that allowed RightWorks to establish its current position in the market."

DO YOU HAVE ANY CLOSING THOUGHTS?
  COLEMAN: "This is the largest acquisition ICG has made to date. It should be viewed as strong praise to the team Vani has built and the results they have delivered."

  KOLA: "This is a key milestone for RightWorks, its employees, customers and partners. The ICG acquisition is a validation of the strategy we've developed over the past five years. It is an endorsement of the hard work and dedication of our employees, and it should be viewed as a very positive development by our customers and partners."

Questions or comments?
Contact the Webmaster

FOR MORE INFORMATION:
Nina Bondarook
Internet Capital Group Public Relations
415.356.1030
bondaron@fleishman.com

Sherri Wolf
Internet Capital Group Investor Relations
617.338.7171
swolf@internetcapital.com

Melinda Wilken
RightWorks Corporate Communications
408.882.0350 ext. 120
melinda.wilken@rightworks.com



         INTERNET CAPITAL GROUP MAKES LARGEST ACQUISITION to DATE with
                        $657 MILLION STAKE in RIGHTWORKS

  Leading software company that powers digital marketplaces will be a pivotal component of ICG's business-to-business e-commerce network

--------------------------------------------------------------------------------

New York - March 8, 2000 -- Internet Capital Group (NASDAQ: ICGE), a leading business-to-business (B2B) e-commerce company, today announced that it has agreed to acquire a majority interest in privately-held RightWorks of San Jose, Calif., for $22 million in cash and approximately $635 million in ICG common stock, subject to completion of the exchange offer.

RightWorks is a leading provider of e-procurement software that powers B2B exchanges, which are at the core of digital marketplaces across the Internet. Customers include both vertical market makers and corporate market makers, such as Aspect Development, CSC, i2's TradeMatrix.com, ShopNow.com, VerticalNet and Wells Fargo. The acquisition of RightWorks underscores Internet Capital Group's commitment to building digital marketplaces across the top 50 global industries.

"We believe RightWorks has the best technology on the market today for enabling online trading communities," said Mary Coleman, managing director of operations for ICG who will be joining the RightWorks board. "RightWorks is the emerging industry standard to operate B2B exchanges, and we have joined forces with RightWorks to accelerate the adoption of its technology by market makers worldwide."

Since its inception in 1996, Internet Capital Group has acquired and built two types of companies: market makers that bring buyers and sellers together by creating Internet-based marketplaces for the exchange of goods, services and information; and enabling service providers and infrastructure companies, which sell software and services to businesses engaged in e-commerce. As an ICG partner company, RightWorks will gain access to ICG's strategic expertise and operational support while its technology will increase the value of the entire ICG network.

"This agreement is a tremendous confirmation of our decision to focus on the needs of digital marketplaces," said Vani Kola, CEO and founder of RightWorks. "We are excited that, as the leader in B2B e-commerce, ICG shares our vision and sees the same potential we do for RightWorks to become the global industry leader in B2B exchanges and e-procurement."

According to the Gartner Group, worldwide B2B e-commerce is expected to experience dramatic growth with trade figures expected to total $7.3 trillion by 2004.

"As an ICG partner company, we appreciate what this alliance can mean in terms of strengthening RightWorks' ability to execute in today's fast-paced marketplace," said Dean S. Sivley, senior vice president e-commerce and product development at VerticalNet, which uses RightWorks technology to operate 56 industry-specific B2B web sites. "The combination of RightWorks' technology for powering digital marketplaces, with the talent and resources already amassed within the ICG network, only strengthens our commitment to both RightWorks and ICG."

The transaction is subject to customary closing conditions, including the expiration of the Hart Scott Rodino waiting period.

ABOUT RIGHTWORKS

Founded in 1996, RightWorks is a leading provider of e-procurement software for powering the B2B exchanges that lie at the heart of digital marketplaces across the Internet. RightWorks offers an extensive range of capabilities that are being adopted by both vertical market makers and corporate market makers, as well as corporations implementing e-procurement solutions - all of which are available as in-house or hosted solutions. RightWorks 5.0, the latest release of the company's flagship product, is architected to take advantage of the dynamic and distributed nature of the Internet with innovations such as an open "many-to-many" trading platform, Universal Network Content/TM/, and Business Personalization/TM/. RightWorks customers represent a wide range of markets and include companies such as Aspect Development, CSC, ShopNow.com, Trade Matrix.com, VerticalNet, Wells Fargo Bank and others. Based in San Jose, Calif., RightWorks can be reached at www.rightworks.com.

ABOUT INTERNET CAPITAL GROUP

Internet Capital Group (http://www.internetcapital.com) is an Internet company
                        ------------------------------
actively engaged in business-to-business e-commerce through a network of partner companies. It provides operational assistance, capital support, industry expertise, and a strategic network of business relationships intended to maximize the long-term market potential of more than 55 business-to-business e-commerce partner companies. Headquartered in Wayne, Pa., Internet Capital Group has offices in San Francisco, Boston, Seattle and London.

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995
----------------------------------------------------------------------------

The statements contained in this press release that are not historical facts are forward-looking statements that involve certain risks and uncertainties including but not limited to risks associated with the uncertainty of future performance of our partner companies, acquisitions of interests in additional partner companies, additional financing requirements, the effect of economic conditions in the B2B e-commerce market and other uncertainties detailed in the ICG's filings with the Securities and Exchange Commission.

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